Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 28, 2020

Registration No. 333-239638

Conversus StepStone Private Markets Holds First Closing

A Diversified, Investor-Centric Private Markets Solution for Individual Accredited Investors

CHARLOTTE, NC. October 28, 2020. Conversus, an investment platform designed to expand access to the private markets for high net worth and accredited investors, announced that its inaugural fund, Conversus StepStone Private Markets (“CPRIM”), held its first closing on October 1, 2020, with $35 million of capital raised. Conversus acts as adviser, and StepStone Group LP (“StepStone”) acts as sub-adviser, to CPRIM.

CPRIM offers accredited investors diversified, global exposure to the major private market asset classes—private equity, private debt and real assets, including infrastructure and real estate—in a single investment. An open architecture solution, CPRIM’s portfolio seeks to be well-diversified across underlying managers and by sector, strategy, geography and vintage year. StepStone will invest CPRIM’s capital alongside its institutional clients and has identified an initial group of investments expected to establish CPRIM’s diversified portfolio. CPRIM plans initially to focus on purchases of investments in funds on the secondary market and direct co-investments, eventually adding some primary fund investments.

Designed specifically for individual investors and small institutions, CPRIM’s investor-centric structure emphasizes convenience, efficiency and transparency. An evergreen fund, CPRIM will raise capital and hold closings on a monthly basis while providing liquidity through quarterly tender offers. There are no ongoing capital calls. Investors will receive regular distributions, and tax reporting will be provided via a 1099 rather than a K-1. CPRIM is available to U.S. accredited investors with a minimum investment of $50,000 through a range of share classes created for various wealth management platforms, as well as to non-U.S. qualified investors at the same minimum investment level.

“CPRIM fills a critical need for individual investors and their investment advisors, providing a core private markets holding through a convenient and efficient one-stop solution,” said Bob Long, CEO of Conversus. “Given public market levels and recent volatility, we believe now is an opportune time for investors to secure the return and diversification benefits of top-tier private assets.”

Conversus will market CPRIM through its team of over a dozen experienced distribution professionals covering the U.S. and Europe. Conversus is StepStone’s platform for delivering the firm’s institutional asset management capabilities and experience to the high net worth and mass affluent market and is led by its founders Bob Long, Neil Menard, Tim Smith and Tom Sittema.

“Leveraging StepStone’s private markets expertise for the benefit of individuals is an exciting growth opportunity for our firm, and the launch of CPRIM is an important step in that direction,” said Jason Ment, President and Co-Chief Operating Officer of StepStone. “Having committed over $40 billion to the private markets in 2019, and by employing market-leading analytics, we believe StepStone is well-positioned to effectively execute CPRIM’s innovative mandate.”

About Conversus

Conversus is an investment firm designed to expand access to the private markets for high net worth and mass affluent investors and is wholly owned by StepStone. Conversus seeks to create innovative, investor-centric solutions by focusing on convenience, efficiency and transparency. Conversus is derived from the Latin verb for conversion, and the firm’s mission is to convert the private market advantages enjoyed by institutional investors into opportunities for individual investors. Conversus StepStone Private Markets (CPRIM) is its inaugural fund. Learn more at www.conversus.com.

About StepStone

StepStone Group LP is a consolidated subsidiary of StepStone Group Inc. (Nasdaq: STEP), a global private markets investment firm focused on providing customized investment solutions and advisory and data services to its clients. As of June 30, 2020, StepStone oversaw $292 billion of private markets allocations, including $66 billion of assets under management. StepStone’s clients include some of the world’s largest public and private defined benefit and defined contribution pension funds, sovereign wealth funds and insurance companies, as well as prominent endowments, foundations, family offices and private wealth clients, which include high net worth and mass affluent individuals. StepStone partners with its clients to develop and build private markets portfolios designed to meet their specific objectives across the private equity, infrastructure, private debt and real estate asset classes.

Contacts

Brian Ruby / Chris Gillick, ICR

203-682-8268

StepStonePR@icrinc.com

StepStone Group Inc. Shareholder Relations

212-351-6106

shareholders@stepstonegroup.com

CPRIM has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, CPRIM or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 704-215-4300.

CPRIM shares are offered for purchase exclusively through, and subject to the terms of, its prospectus, which should be read in its entirety before making any investment decision. Investors should consult with their financial advisor about the suitability of CPRIM for their portfolio.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the U.S. Securities and Exchange Commission. Conversus undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.